FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Melvin, John B.	2. Issuer Name and Ticker or Trading Symbol State Auto Financial Corporation (STFC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 518 E. Broad Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/13/02
(Street) Columbus, OH 43215		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares without par value	12/12/02		M		6,000	A	4.42	32,471.404(2)	D
Common Shares without par value	12/12/02		S		400	D	13.281	32,071.404	D
Common Shares without par value	12/12/02		S		155	D	13.280	31,916.404	D
Common Shares without par value	12/12/02		S		1,200	D	13.000	30,716.404	D
Common Shares without par value	12/12/02		S		120	D	13.101	30,596.404	D
Common Shares without par value	12/12/02		S		855	D	13.100	29,741.404	D
Common Shares without par value	12/12/02		S		100	D	12.900	29,641.404	D
Common Shares without par value	12/12/02		S		1,000	D	12.840	28,641.404	D
Common Shares without par value	12/12/02		S		2,170	D	12.850	26,471.404	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy) NQ	4.42	12/12/02		M			6,000	03/02/94	03/01/03	Common Shares	6,000		0	D

Explanation of Responses:

(1) signed pursuant to Power of Attorney filed with the Commission on November 11, 1994.
(2) Includes the following acquisitions: 27.359 shares acquired in June 2002 and 32.003 shares acquired in Sept. 2002 under the Dividend reinvestment feature of the State Auto Financial Corporation Employee Stock Purchase Plan; 13.856 shares acquired in June 2002; 16.208 shares acquired in Sept. under the STFC Dividend Reinvestment Plan and 373.162 shares acquired in Nov. 2002 through the STFC Employee Stock Purchase Plan.

By: /s/ John B. Melvin by John R. Lowther, attorney in fact(1) **Signature of Reporting Person	12/13/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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